04031375

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FORM SE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

001265918
(Registrant CIK Number)

Form 8-K for May 26, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110343
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAY 28 2004
THOMSON FINANCIAL

NY1 5552827v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on May 26, 2004.

CWALT, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS INC.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-10CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-10CB

Countrywide Home Loans
Series 2004-10CB

Marketing Materials

$[ ] (Approximate)

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing, LP
Master Servicer

CWMBS, Inc.
Depositor

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Preliminary Term Sheet ***Date Prepared: May [ ], 2004***

Countrywide Home Loans, Series 2004-2

$[6,956,000] (Approximate, Subject to +/- 5% Variance)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal (1) Amount (Approx.)	WAL (Yrs) To Call/Mat (2)	Pmt Window (Mths) To Call/Mat (2)	Certificate Interest Rate	Tranche Type	Expected Ratings [Moody's/S&P]
M	$[ ]	/	/	(3)	Subordinate	[Aa2/AA]
B-1	$[ ]	/	/	(3)	Subordinate	[A2/A]
B-2	$[ ]	/	/	(3)	Subordinate	[Baa2/BBB]
B-3	$[ ]	Information Not Provided Hereby			Subordinate	[Ba2/BB]
B-4	$[ ]				Subordinate	[B2/B]
B-5	$[ ]				Subordinate	[NR/NR]
Total:	$[ ]					

(1) The Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates are backed by cash flows from the Group I, Group II and Group III Mortgage Loans. The principal balance of each Class of Certificates is subject to a 5% variance.

(2) WAL and Payment Window for the Class M, Class B-1 and Class B-2 Certificates are shown to the Option Call Date (as defined herein) and to maturity.

(3) For every Distribution Date, the Class M, Class B-1 and Class B-2 will have an interest rate equal to the Net WAC of the Mortgage Loans.

Depositor: CWMBS, Inc.

Seller: Countrywide Home Loans, Inc. ("***Countrywide***").

Master Servicer: Countrywide Home Loans Servicing LP

Underwriter: Greenwich Capital Markets, Inc ("***RBS Greenwich Capital***").

Trustee: The Bank of New York.

Rating Agencies: [Moody's and S&P] will rate the Certificates, except the Class B-5 Certificates. The Class B-5 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.

Cut-off Date: January 1, 2004.

Expected Pricing Date: On or about January [30], 2004.

Closing Date: On or about January [30], 2004.

Distribution Date: The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in February 2004.

RBS Greenwich Capital

Certificates: The Class M, Class B-1 and Class B-2 Certificates ("***Offered Certificates***") are being offered publicly.

The "***Senior Certificates***" will consist of the Class 1-A, Class 2-A and Class 3-A Certificates (the "***Class A Certificates***"), the Class X and the Class A-R Certificate. The Class M, Class B-1 and Class B-2 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-3, Class B-4 and Class B-5 Certificates will be referred to herein as the "***Junior Subordinate Certifcates,***" together with the Senior Subordinate Certificates, the "***Subordinate Certificates.***" The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***"

Accrued Interest: The Offered Certificates will settle with accrued interest. The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([29] days).

Interest Accrual Period: The interest accrual period with respect to the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration: The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Certificates (other than the Class A-R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate is not expected to be ERISA eligible.

SMMEA Treatment: The Class M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-1 and Class B-2 Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA

Optional Termination: The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Distribution Date in [June 2009] for the combined pool of Group I, Group II and Group III Mortgage Loans.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $223,190,593, of which: (i) approximately $123,920,874 will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 36 months after the date of origination of each mortgage loan ("***3/1 Hybrid ARM Loans***" or the "***Group I Mortgage Loans***"), (ii) approximately $49,669,719 will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 84 months after the date of origination of each mortgage loan ("***7/1 Hybrid ARM Loans***" or the "***Group II Mortgage Loans***") and (iii) approximately $49,600,000 will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 120 months after the date of origination of each mortgage loan ("***10/1 Hybrid ARM Loans***" or the "***Group III Mortgage Loans***")and together with the Group I and the Group II Mortgage Loans, the "***Mortgage Loans***").

A certain portion of the Group I, Group II and Group III Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the first 3, 7 or 10 years of their term, as applicable, and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over their remaining 27, 23 or 20 year term, as applicable. The Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Class M Certificates will consist of the subordination of the Class B-1 Class B-2 Class B-3 Class B-4 and Class B-5 Certificates, initially [2.25]% total subordination.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially [1.40]% total subordination.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4 and Class B-4 Certificates, initially [0.95]% total subordination.

Shifting Interest: Until the first Distribution Date occurring after January [2011], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
February 2004 – January [2011]	0% Pro Rata Share
February [2011] – January [2012]	30% Pro Rata Share
February [2012] – January [2013]	40% Pro Rata Share
February [2013] – January [2014]	60% Pro Rata Share
February [2014] – January [2015]	80% Pro Rata Share
February [2015] and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in [February 2007], the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in [February 2007], the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of payment priorities, in each case until the respective class principal balance has been reduced to zero; and *second*, pro-rata, to the related Senior Certificates (other than the Class X Certificates) until each class principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) on the Mortgage Loans will be allocated to the related Class A Certificates and the related component of the Subordinate Certificates on a pro-rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Class A-R Certificate, principal, until its balance is reduced to zero;
3) Class A Certificates, concurrently, principal allocable to such Class, generally from the related mortgage loan group:
    i. Class 1-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero(1);
    ii. Class 2-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero(1);
    iii. Class 3-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero(1);
4) Class M Certificates, accrued and unpaid interest at the Class M Certificate Interest Rate;
5) Class M Certificates, principal allocable to such Class;
6) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 Certificate Interest Rate;
7) Class B-1 Certificates, principal allocable to such Class;
8) Class B-2 Certificates, accrued and unpaid interest at the Class B-2 Certificate Interest Rate;
9) Class B-2 Certificates, principal allocable to such Class;
10) Class B-3, Class B-4 and Class B-5 Certificates, in sequential order, accrued and unpaid interest at the respective Certificate Interest Rates and the respective shares of principal allocable to such Classes;
11) Class A-R Certificate, any remaining amount.

(1) Under certain delinquency and loss scenarios (as described in the Prospectus Supplement), principal from one loan group is used to pay the Class A Certificates related to the other loan group.

Financial Engineering Group
Greenwich Capital Markets

User: leinwae
May 20, 2004 10:31 AM

CWALT13FC1 A1

Bond Description					
Name:	CWALT13FC1 A1	Coll. Type:	WL	PAC Bands:	n/a
Cusip:		Orig. Balance:	$298,396,779.07	Settlement Date:	05/28/2004
Coupon:	5.250000 %	Net Coupon:	5.264918 %	Issue Date:	05/01/2004
Formula:	N/A	Gross Coupon:	5.527287 %	First Pay Date:	06/25/2004
Orig. Balance:	$207,910,000.00	Srvc Fee:	0.262369 %	Maturity Date:	n/a
Factor:	1.00000000	Orig. Term:	359 mos	Days Delay:	24
Factor date:	05/01/2004	Current WAM:	359 mos		
Current Cap:	N/A	Current Age:	0 mos		
Current Floor:	N/A	WAVG Loansize:	$0.00		
Cur. Balance:	$207,910,000.00				

Curve type: Static

CMO Price -> Yield Sensitivity Table

	50	75	100	125	150	200			
Price	USR	USR	USR	USR	USR	USR	NULL	NULL	NULL
99-08	5.3947	5.4218	5.4495	5.4771	5.5046	5.5589			
99-10	5.3811	5.4039	5.4273	5.4506	5.4737	5.5196			
99-12	5.3674	5.3861	5.4051	5.4241	5.4429	5.4802			
99-14	5.3539	5.3682	5.3829	5.3976	5.4121	5.4409			
99-16	5.3403	5.3504	5.3608	5.3711	5.3814	5.4017			
99-18	5.3267	5.3326	5.3387	5.3447	5.3507	5.3625			
99-20	5.3132	5.3148	5.3166	5.3183	5.3200	5.3234			
99-22	5.2996	5.2971	5.2945	5.2919	5.2893	5.2842			
99-24	5.2861	5.2793	5.2724	5.2656	5.2587	5.2452			
WAL	5.80	4.18	3.26	2.67	2.26	1.74			
Mod. Dur	4.61	3.51	2.83	2.37	2.04	1.60			
Spread	132.1	177.0	212.4	241.8	266.3	303.4			
First Date	06/25/04	06/25/04	06/25/04	06/25/04	06/25/04	06/25/04			
Last Date	03/25/18	06/25/14	02/25/12	08/25/10	07/25/09	04/25/08			

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 05/19/2004	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OnTR Yld	0.996	1.305	1.793	2.540	3.146	3.892	4.849	5.548
OnTR/Swp Spd	1.024	1.355	1.749	2.533/43	3.134/45	3.877/49	4.749/50	5.459/37
OnTR Price	99-24	99-10+	104-18+	99-15	99-31	99-31+	100-00+	98-26

1 Mo L	3Mo L	11Cof	Prime
1.100	1.280	1.815	4.000

15Mtg	30Mtg	FN6.0Jun	FN5.5Jun
5.712	6.392	101-05	98-12

CAP VOLS (years)					
1	2	3	5	10	30
41.440	37.470	33.470	28.020	21.570	17.240

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.870	20.670	14.970	11.160

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Val	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0	0	50	DEFAULT	DEFAULT